SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 29, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F:☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q1 2021
•	Report attached to stock exchange release: Nokia Interim Report for Q1 2021

Stock exchange release	1 (6)
29 April 2021

Nokia Corporation

Interim report
29 April 2021 at 08:00 EET

Nokia Corporation Financial Report for Q1 2021

Sales growth in Q1 driving margin increase and strong cash generation

•	Strong start to the year with constant currency net sales up 9% year-on-year, driven by strong growth in Network Infrastructure and solid growth in Mobile Networks; reported net sales increased 3%
•	Enterprise constant currency net sales up 18% year-on-year, as we gained 63 new customers, more than doubling the number we added in Q1 2020; reported net sales increased 14%
•	Comparable gross margin of 38.2% (reported 37.9%), reflecting improvements in Mobile Networks, mainly driven by 5G growth and favorable product and regional mix, and broad improvements across Network Infrastructure
•	Comparable operating margin of 10.9% (reported 8.5%), with improvements in comparable operating profit across all business groups
•	Comparable diluted EPS of EUR 0.07; reported diluted EPS of EUR 0.05
•	Strong cash flow performance, driven by operating profit and good collection of receivables
•	Solid liquidity position, with net cash of EUR 3.7bn and total cash of EUR 8.8bn
•	Executing well on three-phased approach to achieve sustainable, profitable growth and technology leadership set out at Capital Markets Day
•	Full year 2021 and 2023 outlook maintained

This is a summary of the Nokia Corporation financial report for Q1 2021 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. Investors should not solely rely on summaries of Nokia's financial reports but should also review the complete reports with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q1 2021 RESULTS

We have delivered a robust start to the year with strong net sales, operating margin and cash flow. Today’s results demonstrate that we are on track to deliver on our three-phased plan to achieve sustainable, profitable growth and technology leadership as announced at our recent Capital Markets Day.

I was particularly pleased by strong sales growth across our Network Infrastructure business group driven by increasing demand for next generation connectivity; good progress in Mobile Networks in securing full portfolio competitiveness; continued double-digit sales growth with our Enterprise customers; double-digit sales growth in North America; and good net sales development for Nokia Technologies.

Stock exchange release	2 (6)
29 April 2021

At this point we are maintaining our Outlook for the full year, as we want to see how 2021 continues to develop. The solid first quarter provides a good foundation for achieving the higher end of the 7 to 10% comparable operating margin range. We expect our typical quarterly earnings seasonality to be less pronounced in 2021, and we continue to monitor overall market developments including visibility for semiconductor availability. I am proud of how we have continued to successfully deliver to our customers during the global semiconductor shortage.

I want to recognize all the hard work that the Nokia team has put in and thank them for delivering such a strong first quarter.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q1'21	Q1'20	YoY change		Constant currency YoY change
Reported results
Net sales	5 076	4 913	3%		9%
Gross margin %[1]	37.9%	35.3%	260	bps
Research and development expenses[1]	(996)	(1 007)	(1)%
Selling, general and administrative expenses[1]	(649)	(780)	(17)%
Operating profit/(loss)	431	(76)
Operating margin %	8.5%	(1.5)%
Profit/(loss) for the period	263	(115)
EPS, diluted	0.05	(0.02)
Net cash and current financial investments	3 689	1 320	179%
Comparable results
Net sales	5 076	4 914	3%		9%
Gross margin %	38.2%	36.4%	180	bps
Research and development expenses	(973)	(974)
Selling, general and administrative expenses	(552)	(672)	(18)%
Operating profit	551	116	375%
Operating margin %	10.9%	2.4%	850	bps
Profit for the period	375	33	1 036%
EPS, diluted	0.07	0.01	600%
ROIC[2]	15.3%	11.5%	380	bps

1)	In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q1’20 have been revised accordingly. Refer to Note 1, Basis of preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q1 2021 for details.

2)	Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q1 2021 for details.

Stock exchange release	3 (6)
29 April 2021

Reconciliation of reported operating profit/(loss) to comparable operating profit

EUR million	Q1'21	Q1'20	YoY change
Reported operating profit/(loss)	431	(76)
Amortization of acquired intangible assets	97	101
Restructuring and associated charges	36	87
Gain on sale of fixed assets	(15)	0
Other	2	4
Comparable operating profit	551	116	375%

OUTLOOK

	Full year 2021	Full year 2023
Net sales, adjusted for currency fluctuations[1]	EUR 20.6 billion to EUR 21.8 billion	Grow faster than the market
Comparable operating margin[2]	7 to 10%	10 to 13%
Free cash flow[3]	Positive	Clearly positive
Comparable ROIC[2,4]	10 to 15%	15 to 20%

1) Assuming continuation of 2020 year-end EUR/USD rate of 1.23

2) Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to Note 10, Performance measures, in the Financial statement information included in Nokia Corporation Financial Report for Q1 2021 for details.

3) Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

4) Comparable ROIC = comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q1 2021 for details.

OUTLOOK ASSUMPTIONS

•	Nokia’s outlook assumptions for the comparable operating margin of its four business groups in 2021 and 2023 are provided below:

	Full year 2021	Full year 2023
Mobile Networks	-1% to +2%	5 to 8%
Network Infrastructure	7 to 10%	9 to 12%
Cloud and Network Services	3 to 6%	8 to 11%
Nokia Technologies	>75%	>75%

•	We continue to maintain our expectation for Nokia Technologies to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer-term;

•	Group Common and Other primarily consists of support function costs. Where possible, we have now embedded support function costs directly into our business groups. Therefore, we expect the net negative impact of Group Common and Other to decrease, relative to previous levels, to approximately EUR 200 million in 2021 and 2023;

Stock exchange release	4 (6)
29 April 2021

•	In full year 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees;

•	Comparable financial income and expenses are expected to be an expense of approximately EUR 250 million in full year 2021 and over the longer-term;

•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding tax and the timing of patent licensing cash flow;

•	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer-term until our US or Finnish deferred tax assets are fully utilized;

•	Capital expenditures are expected to be approximately EUR 700 million in full year 2021 and EUR 600 million over the longer-term; and

•	Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q1 2021 for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

RISK FACTORS

Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G;

•	Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

•	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•	Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments;

•	The scope and duration of the COVID-19 impact, particularly in certain countries, including India, where the pandemic has worsened, and the pace and shape of the economic recovery following the pandemic;

•	Our ability to procure certain standard components, such as semiconductors;

•	The timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Macroeconomic, industry and competitive dynamics;

•	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

as well as the risk factors specified under Forward-looking Statements of this release, and our 2020 annual report on Form 20-F published on March 4, 2021 under Operating and financial review and prospects-Risk factors.

Stock exchange release	5 (6)
29 April 2021

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational and operational structure and cash or cost savings arrangements; and (E) any statements preceded by or including "continue", “believe”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

ANALYST WEBCAST

Nokia's video webcast will begin on 29 April 2021 at 3 p.m. Finnish time. A link to the webcast will be available at www.nokia.com/financials. Media representatives can follow the presentation via the link, or alternatively call +1-412-717-9224.

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Media Inquiries:

Nokia Communications

Tel. +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Investor Inquiries:

Nokia Investor Relations

Tel. +358 40 803 4080

Email: investor.relations@nokia.com

Interim Report for Q1 2021

Sales growth in Q1 driving margin increase and strong cash generation

▪	Strong start to the year with constant currency net sales up 9% year-on-year, driven by strong growth in Network Infrastructure and solid growth in Mobile Networks; reported net sales increased 3%

▪	Enterprise constant currency net sales up 18% year-on-year, as we gained 63 new customers, more than doubling the number we added in Q1 2020; reported net sales increased 14%

▪	Comparable gross margin of 38.2% (reported 37.9%), reflecting improvements in Mobile Networks, mainly driven by 5G growth and favorable product and regional mix, and broad improvements across Network Infrastructure

▪	Comparable operating margin of 10.9% (reported 8.5%), with improvements in comparable operating profit across all business groups

▪	Comparable diluted EPS of EUR 0.07; reported diluted EPS of EUR 0.05

▪	Strong cash flow performance, driven by operating profit and good collection of receivables

▪	Solid liquidity position, with net cash of EUR 3.7bn and total cash of EUR 8.8bn

▪	Executing well on three-phased approach to achieve sustainable, profitable growth and technology leadership set out at Capital Markets Day

▪	Full year 2021 and 2023 outlook maintained

EUR million (except for EPS in EUR)	Q1'21	Q1'20	YoY change		Constant currency YoY change
Reported results
Net sales	5 076	4 913	3%		9%
Gross margin %[1]	37.9%	35.3%	260	bps
Research and development expenses[1]	(996)	(1 007)	(1)%
Selling, general and administrative expenses[1]	(649)	(780)	(17)%
Operating profit/(loss)	431	(76)
Operating margin %	8.5%	(1.5)%
Profit/(loss) for the period	263	(115)
EPS, diluted	0.05	(0.02)
Net cash and current financial investments	3 689	1 320	179%
Comparable results
Net sales	5 076	4 914	3%		9%
Gross margin %	38.2%	36.4%	180	bps
Research and development expenses	(973)	(974)
Selling, general and administrative expenses	(552)	(672)	(18)%
Operating profit	551	116	375%
Operating margin %	10.9%	2.4%	850	bps
Profit for the period	375	33	1 036%
EPS, diluted	0.07	0.01	600%
ROIC[2]	15.3%	11.5%	380	bps

1In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q1’20 have been revised accordingly. Refer to Note 1, Basis of preparation, in the Financial statement information section for details.

2Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section for details.

Reconciliation of reported operating profit/(loss) to comparable operating profit

EUR million	Q1'21	Q1'20	YoY change
Reported operating profit/(loss)	431	(76)
Amortization of acquired intangible assets	97	101
Restructuring and associated charges	36	87
Gain on sale of fixed assets	(15)	0
Other	2	4
Comparable operating profit	551	116	375%

Pekka Lundmark, President and CEO, on Q1 2021 results 29 April 2021

We have delivered a robust start to the year with strong net sales, operating margin and cash flow. Today’s results demonstrate that we are on track to deliver on our three-phased plan to achieve sustainable, profitable growth and technology leadership as announced at our recent Capital Markets Day.

I was particularly pleased by strong sales growth across our Network Infrastructure business group driven by increasing demand for next generation connectivity; good progress in Mobile Networks in securing full portfolio competitiveness; continued double-digit sales growth with our Enterprise customers; double-digit sales growth in North America; and good net sales development for Nokia Technologies.

At this point we are maintaining our Outlook for the full year, as we want to see how 2021 continues to develop. The solid first quarter provides a good foundation for achieving the higher end of the 7 to 10% comparable operating margin range. We expect our typical quarterly earnings seasonality to be less pronounced in 2021, and we continue to monitor overall market developments including visibility for semiconductor availability. I am proud of how we have continued to successfully deliver to our customers during the global semiconductor shortage.

I want to recognize all the hard work that the Nokia team has put in and thank them for delivering such a strong first quarter.

Outlook

	Full year 2021	Full year 2023
Net sales, adjusted for currency fluctuations[1]	EUR 20.6 billion to EUR 21.8 billion	Grow faster than the market
Comparable operating margin[2]	7 to 10%	10 to 13%
Free cash flow[3]	Positive	Clearly positive
Comparable ROIC[2,4]	10 to 15%	15 to 20%

1 Assuming continuation of 2020 year-end EUR/USD rate of 1.23

2 Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to Note 10, Performance measures, in the Financial statement information for details.

3 Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

4 Comparable ROIC = comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information for details.

Outlook assumptions:

▪	Nokia’s outlook assumptions for the comparable operating margin of its four business groups in 2021 and 2023 are provided below:

	Full year 2021	Full year 2023
Mobile Networks	-1% to +2%	5 to 8%
Network Infrastructure	7 to 10%	9 to 12%
Cloud and Network Services	3 to 6%	8 to 11%
Nokia Technologies	>75%	>75%

▪	We continue to maintain our expectation for Nokia Technologies to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer-term;

▪	Group Common and Other primarily consists of support function costs. Where possible, we have now embedded support function costs directly into our business groups. Therefore, we expect the net negative impact of Group Common and Other to decrease, relative to previous levels, to approximately EUR 200 million in 2021 and 2023;

▪	In full year 2021, Nokia expects the free cash flow performance of

Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees;

▪	Comparable financial income and expenses are expected to be an expense of approximately EUR 250 million in full year 2021 and over the longer-term;

▪	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding tax and the timing of patent licensing cash flow;

▪	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer-term until our US or Finnish deferred tax assets are fully utilized;

▪	Capital expenditures are expected to be approximately EUR 700 million in full year 2021 and EUR 600 million over the longer-term; and

▪	Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

29 April 2021	2

Financial Results

Net sales and comparable operating profit by business group

EUR million	Q1'21	Q1'20	YoY change	Constant currency YoY change
Net sales	5 076	4 913	3%	9%
Mobile Networks	2 262	2 345	(4)%	2%
Network Infrastructure	1 727	1 419	22%	28%
Cloud and Network Services	674	744	(9)%	(5)%
Nokia Technologies	365	347	5%	6%
Group Common and Other	57	68	(16)%	(9)%
Items affecting comparability	0	(1)
Eliminations	(10)	(9)	11%
Comparable operating profit/(loss)	551	116	375%
Mobile Networks	76	15	407%
Network Infrastructure	187	(31)
Cloud and Network Services	(20)	(39)	(49)%
Nokia Technologies	286	280	2%
Group Common and Other	22	(108)

Q1 2021 to Q1 2020 bridge for net sales and operating profit

EUR million	Q1'21	Volume, price, mix and other	Foreign exchange impact	Items affecting comparability	Q1´20
Net sales	5 076	416	(254)	0	4 913
Operating profit/(loss)	431	398	37	72	(76)
Operating margin %	8.5%				(1.5)%

29 April 2021	3

Net sales by region

EUR million	Q1'21	Q1'20¹	YoY change	Constant currency YoY change
Asia Pacific	581	700	(17)%	(14)%
Europe	1 474	1 434	3%	4%
Greater China	402	333	21%	23%
India	248	212	17%	27%
Latin America	293	281	4%	11%
Middle East & Africa	415	482	(14)%	(8)%
North America	1 664	1 471	13%	23%
Total	5 076	4 913	3%	9%

1 In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q1’20 have been recast accordingly.

Net sales by customer type

EUR million	Q1'21	Q1'20	YoY change	Constant currency YoY change
Communication service providers	4 098	4 066	1%	7%
Enterprise	354	311	14%	18%
Licensees	365	347	5%	6%
Other[1]	259	189	37%	37%
Total	5 076	4 913	3%	9%

1 Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

29 April 2021	4

Q1 2021 compared to Q1 2020

Net sales

In Q1 2021, reported net sales increased 3%, primarily driven by Network Infrastructure, partially offset by Mobile Networks and Cloud and Network Services, which were negatively impacted by foreign exchange rate fluctuations.

On a constant currency basis, Nokia net sales increased 9%. Network Infrastructure saw strength across all four of its businesses. Mobile Networks net sales grew on a constant currency basis, primarily driven by strong growth in 5G, partially offset by services and legacy radio access products. The decrease in Cloud and Network Services was primarily driven by Cloud and Cognitive Services partially offset by Core Network Solutions.

From a regional perspective, the increase in constant currency net sales was primarily due to North America and Greater China. Net sales in North America increased 13% on a reported basis and 23% on a constant currency basis, primarily due to Network Infrastructure. Net sales in Greater China increased 21% on a reported basis and 23% on a constant currency basis, primarily due to Mobile Networks.

From a customer perspective, net sales to Enterprise customers increased 14% on a reported basis and 18% on a constant currency basis, as we gained 63 new customers, more than doubling the number we added in Q1 2020. We had good momentum in private wireless, and our partners across the globe are increasingly embracing the private wireless market opportunity.

Gross margin

Reported gross margin in Q1 2021 was 37.9%, compared to 35.3% in Q1 2020. Comparable gross margin was 38.2%, compared to 36.4% in Q1 2020. The improvement in comparable gross margin was primarily driven by Mobile Networks and Network Infrastructure. The increase in Mobile Networks stems mainly from 5G growth and favorable mix, with a lower proportion of deployment services, as well as favorable regional mix. The increase in Network Infrastructure was primarily driven by higher gross margin in IP Networks, Optical Networks and Submarine Networks, partially offset by lower gross margin in Fixed Networks.

Operating profit/loss and margin

Reported operating profit was EUR 431 million, or 8.5% of net sales, compared to an operating loss of EUR 76 million, or negative 1.5% of net sales, in Q1 2020. Comparable operating profit was EUR 551 million, or 10.9% of net sales, compared to EUR 116 million, or 2.4% of net sales in Q1 2020. The improvement in comparable operating profit and operating margin was primarily driven by higher gross profit, due to increased sales volumes and favorable product and regional mix, lower SG&A expenses, a net positive fluctuation in other income and expenses related to Nokia’s venture fund investments and, to a lesser extent, a positive currency impact.

In Q1 2021 and Q1 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, a gain on the sale of fixed assets and the amortization of acquired intangible assets.

Profit/loss for the period

Reported net profit was EUR 263 million, compared to a net loss of EUR 115 million in Q1 2020. Comparable net profit was EUR 375 million, compared to EUR 33 million in Q1 2020. The improvement in comparable net profit was primarily driven by the increase in comparable operating profit and, to a lesser extent, a net positive fluctuation in financial income and expenses. This was partially offset by an increase in income tax expenses, reflecting higher profit.

In Q1 2021 and Q1 2020, the difference between reported and comparable net profit/loss was primarily related to restructuring and associated charges, a gain on the sale of fixed assets, the change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest and the amortization of acquired intangible assets.

Earnings per share

Reported diluted EPS was EUR 0.05, compared to negative EUR 0.02 in Q1 2020. Comparable diluted EPS was EUR 0.07, compared to EUR 0.01 in Q1 2020.

Comparable return on Invested Capital (“ROIC”)

Q1 2021 comparable ROIC was 15.3%, compared to 11.5% in Q1 2020. The increase was primarily driven by growth in operating profit, a decrease in total equity and growth in total cash and current financial investments.

Cash performance

Q1 2021 was the fourth quarter in a row of positive free cash flow. During Q1 2021, net cash increased by approximately EUR 1.2 billion, resulting in an end-of-quarter net cash balance of approximately EUR 3.7 billion. During Q1 2021, total cash increased by approximately EUR 0.8 billion, resulting in an end-of-quarter total cash balance of approximately EUR 8.8 billion. The strong cash performance in Q1 2021 was driven by our operating profit and good collection of receivables.

29 April 2021	5

Cash and cash flow in Q1 2021

EUR million, at end of period	Q1'21	Q4'20	QoQ change
Total cash and current financial investments	8 842	8 061	10%
Net cash and current financial investments[1]	3 689	2 485	48%

1  Net cash and current financial investments does not include lease liabilities. For details, please refer to Note 10, Performance measures, in the Financial statement information.

EUR billion

Free cash flow

During Q1 2021, Nokia’s free cash flow was EUR 1.2 billion, driven by strong adjusted profit and cash inflows related to net working capital, partially offset by cash outflows related to capital expenditures, restructuring, income taxes and net interest. Our free cash flow in Q1 2021 benefited from the good collection of receivables.

Net cash from operating activities

Net cash from operating activities was driven by:

▪	Nokia’s adjusted profit of EUR 631 million.

▪	Approximately EUR 110 million of restructuring and associated cash outflows, related to our previous cost savings program.

▪	Excluding the restructuring and associated cash outflows, the increase in net cash related to net working capital was approximately EUR 910 million, as follows:

o	The decrease in receivables was approximately EUR 1 090 million, primarily due to a seasonal decrease in receivables and good collection of receivables.

o	The decrease in inventories was approximately EUR 20 million, primarily due to extended lead times on certain components.

o	The decrease in liabilities was approximately EUR 210 million, primarily due to a decrease in customer related liabilities and a decrease in accounts payable, partially offset by an increase in liabilities related to employee benefits.

▪	An outflow related to cash taxes of approximately EUR 80 million.

▪	An outflow related to net interest of approximately EUR 50 million.

Net cash used in investing activities

▪	Net cash used in investing activities, related primarily to capital expenditures of approximately EUR 160 million, partially offset by the sale of fixed assets of approximately EUR 30 million and a net cash inflow from non-current financial investments of approximately EUR 20 million.

Net cash used in financing activities

▪	Net cash used in financing activities, related primarily to lease payments of approximately EUR 50 million.

Change in total cash and net cash

In Q1 2021, the approximately EUR 420 million difference between the change in total cash and net cash was primarily due to a decrease in interest-bearing liabilities, driven by repayments, and changes in the carrying amounts of certain issued bonds, as a result of foreign exchange and interest rate fluctuations.

Foreign exchange rates had an approximately EUR 10 million positive impact on net cash.

29 April 2021	6

Comparable return on invested capital

Rolling four quarters
EUR million	Q1'21	Q4'20	Q1'20
Comparable operating profit	2 517	2 081	2 178
Comparable profit before tax	2 368	1 918	1 880
Comparable income tax expense	(589)	(481)	(502)
Comparable operating profit after tax	1 891	1 559	1 596

Average
EUR million	31 March 2021	31 December 2020	31 March 2020
Total Equity	14 572	14 898	15 048
Total interest-bearing liabilities	5 485	5 310	4 488
Total cash and current financial investments	(7 667)	(7 100)	(5 666)
Invested Capital	12 389	13 108	13 870
Comparable ROIC[1]	15.3%	11.9%	11.5%

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information for details.

29 April 2021	7

Sustainability

Our strategy and focus areas

We create technology that helps the world act together. We strongly believe that connectivity and technology will play a key role in helping to solve many future challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability: climate, integrity and culture.

Helping the world act together

Our technology connects people to the services, places, opportunities and people that matter to them. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity solutions.

We believe collaboration is key to creating shared value that builds a more sustainable, inclusive and fair society and world. In January our President and CEO, Pekka Lundmark, joined the EDISON Alliance to help drive more connectivity and close the digital divide. He also joined the European Green Digital Coalition as a Founding Member, echoing Nokia’s commitment to support the green and digital “twin” transition.

Climate

The importance of combatting climate change through connectivity solutions will only increase and we recognize our responsibility in the fight against climate change. In Q1 2021, we announced that we target to halve our emissions from 2019 to 2030. Our new Science Based Targets (SBTs) fulfill our commitment to recalibrate in line with a 1.5°C global warming scenario, and have been expanded to cover a broader base, close to 100% of our current product portfolio. The targets also now include emissions from both logistics and assembly factories within our supply chain, as well as emissions from our own operations.

We outlined our commitment announcing the target that our AirScale 5G mMIMO Base Station is expected to achieve an average power consumption reduction of 50 percent by 2023. This will be enabled by continuous improvements in software functionalities and new mMIMO product variants based on our latest SoCs.

Integrity

Amidst significant organizational change within the company, integrity and compliance remain bedrock values. Our compliance program has adapted to our new organization and structure with experienced compliance professionals embedded within our business groups, markets and central functions. We believe the essential elements of our compliance program – effective and engaging compliance training and communications, risk assessments, third-party management, open reporting, thorough investigations and remediation, and more – are as robust as ever.

We continue to focus on “regulatory excellence” to ensure adherence to new and emerging regulatory risks including privacy, competition law and trade compliance, among others. And we continue to sharpen our focus on the use of advanced technologies and analytics to proactively identify and anticipate compliance risks. At the same time, we recognize that continued vigilance is necessary to address ever-present risks such as corruption, controllership, conflicts of interest, and working with governments and third parties.

Culture

We believe our people are our greatest asset and we aim to enable a culture that encourages high performance, integrity, and inclusion. In March, we communicated our new purpose and our essentials – the common foundation for our culture and ways of working – Open, Fearless and Empowered. These essentials provide direction for all material practices and decisions influencing people and working at Nokia. In alignment with the Nokia essentials, we have defined the inclusive behaviors we want to see our people role-model. We are aiming at improving the average internal inclusion score yearly from the 2020 baseline score of 7.6 on a scale of 1-10. We also believe that diversified talent pool will differentiate us and therefore we are targeting a minimum of 26% female hires in global external recruits by the end of 2021. We are also directing 30% of our corporate social responsibility (CSR) spend toward programs focused on empowering diversity. These are programs typically done in collaboration with non-governmental organizations (NGOs) and other partners.

Other topics

In February, we were delighted to be named 4th in the top 100 most sustainably managed companies by The Wall Street Journal. Also in February, we were named by Ethisphere as one of the 2021 world’s most ethical companies, for the fourth consecutive year and for fifth time overall. Additionally, we were again recognized as a global leader for engaging with our suppliers on climate change, being awarded a position on the Supplier Engagement Leaderboard by CDP. Finally, we were included in Bloomberg’s Gender Equality Index, for the third year running.

29 April 2021	8

Segment details

Mobile Networks, Q1 2021 compared to Q1 2020

EUR million	Q1'21	Q1'20	YoY change		Constant currency YoY change
Reported results
Net sales	2 262	2 345	(4)%		2%
Gross margin %	32.8%	30.1%	270	bps
Operating profit/(loss)	43	(44)
Operating margin %	1.9%	(1.9)%	380	bps
Comparable results
Gross margin %	33.2%	31.1%	210	bps
Operating profit/(loss)	76	15	407%
Operating margin %	3.4%	0.6%	280	bps

Addressable market development

The overall estimated Mobile Networks addressable market, excluding China, for 2020 was EUR 45 billion. As of the end of Q1 2021, the forecasted addressable market, for 2021 was EUR 44 billion, compared to the previous estimate at the end of 2020 of EUR 43 billion, both calculated using the 2020 year-end EUR/USD rate of 1.23. The change was primarily driven by an increase in our expectation for the North American CSP market.

Net sales

Mobile Networks net sales decreased 4%. On a constant currency basis, Mobile Networks net sales increased 2%.

On a constant currency basis, the increase in net sales was primarily driven by strong growth in 5G, partially offset by services and legacy radio access products.

Gross margin

Reported gross margin was 32.8%, compared to 30.1% in Q1 2020. Comparable gross margin was 33.2%, compared to 31.1% in Q1 2020. The improvement in comparable gross margin stems mainly from 5G growth and favorable mix, with a lower proportion of deployment services, as well as favorable regional mix.

Operating profit and margin

Reported operating profit was EUR 43 million, or 1.9% of net sales, compared to an operating loss of EUR 44 million, or negative 1.9% of net sales, in Q1 2020. Comparable operating profit was EUR 76 million, or 3.4% of net sales, compared to EUR 15 million, or 0.6% of net sales in Q1 2020. The improvement in comparable operating profit and operating margin was primarily driven by improved 5G gross margins and favorable product and regional mix, lower SG&A expenses and a net positive fluctuation in other operating income and expenses, related to the reversal of loss allowances on certain trade receivables. This was partially offset by an increase in R&D expenses to accelerate our product roadmaps and cost competitiveness.

In Q1 2021 and Q1 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges and the amortization of acquired intangible assets.

Operational Key Performance Indicators

Proportion of our 5G shipments that are “5G Powered by ReefShark”

This KPI tracks shipments of our System-on-Chip (“SoC”) based 5G Powered by ReefShark (“5G PBR”) product portfolio. Increased 5G PBR shipments are expected to have a significant impact on reducing our product costs and the power efficiency of our products.

In Q1 2021, 5G PBR accounted for 44% of shipments.

Our product development roadmaps remain on track for 5G PBR to account for ~70% of product shipments by the end of 2021, and ~100% of product shipments by the end of 2022, and we are reconfirming these previously stated targets.

Our weighted 5G conversion rate and market share

This KPI measures how we are doing in converting our end of 2018 4G footprint into 5G footprint. It factors in customer size, as well as new 5G footprint where we did not previously have a 4G installed base (meaning it can be over 100%).

At the end of Q1 2021, our 5G conversion rate was approximately 90%, excluding China. Including China, our 5G conversion rate was approximately 80%. Since the end of 2018, our 4G to 5G conversion rate has been impacted by not converting all of our 4G footprint into 5G footprint in North America and China, partially offset by footprint gains, mainly in Europe and Asia Pacific.

We are targeting 4G + 5G market share, excluding China, to be approximately 25% to 27% in full year 2021, and we believe we are on track to meet this target.

29 April 2021	9

Network Infrastructure, Q1 2021 compared to Q1 2020

EUR million	Q1'21	Q1'20	YoY change		Constant currency YoY change
Reported results
Net sales	1 727	1 419	22%		28%
IP Networks	625	542	15%		22%
Optical Networks	400	394	2%		7%
Fixed Networks	491	350	40%		49%
Submarine Networks	211	132	60%		57%
Gross margin %	34.7%	31.6%	310	bps
Operating profit/(loss)	105	(125)
Operating margin %	6.1%	(8.8)%	1 490bps
Comparable results
Gross margin %	34.9%	32.5%	240	bps
Operating profit/(loss)	187	(31)
Operating margin %	10.8%	(2.2)%	1 300bps

Addressable market development

The overall estimated Network Infrastructure addressable market, excluding Submarine Networks, for 2020 was EUR 42 billion. As of the end of Q1 2021, the forecasted addressable market for 2021 was EUR 42 billion, which was at the same level as the previous estimate at the end of 2020, both calculated using the 2020 year-end EUR/USD rate of 1.23.

Net sales

Network Infrastructure net sales increased 22%. On a constant currency basis, Network Infrastructure net sales increased 28%.

The net sales increase was driven by all four businesses within Network Infrastructure.

The strong growth in IP Networks was primarily driven by our ongoing technology leadership, as well as strong supply chain execution despite the challenging semiconductors market.

The strong growth in Fixed Networks was primarily driven by fiber access technologies and broadband devices, partially offset by a decline in copper access technologies.

The strong growth in Submarine Networks was primarily driven by a continuation of robust deployment activity. Additionally, net sales in Q1 2021 were less negatively impacted by COVID-19 compared to the year-ago quarter. Submarine Networks continued to see strong order book momentum.

The growth in Optical Networks was primarily driven by stronger customer demand in India and Greater China, as well as some sales acceleration in North America.

Gross margin

Reported gross margin was 34.7%, compared to 31.6% in Q1 2020. Comparable gross margin was 34.9%, compared to 32.5% in Q1 2020. The improvement in comparable gross margin stems mainly from higher gross margin in IP Networks, Optical Networks and Submarine Networks, partially offset by lower gross margin in Fixed Networks.

Operating profit and margin

Reported operating profit was EUR 105 million, or 6.1% of net sales, compared to an operating loss of EUR 125 million, or negative 8.8% of net sales, in Q1 2020. Comparable operating profit was EUR 187 million, or 10.8% of net sales, compared to an operating loss of EUR 31 million, or negative 2.2% of net sales in Q1 2020, driven by higher operating profit across all business units. The improvement in comparable operating profit and operating margin was primarily driven by higher sales volumes, lower SG&A expenses, a positive currency impact and a net positive fluctuation in other operating income and expenses, related to the reversal of loss allowances on certain trade receivables.

In Q1 2021 and Q1 2020, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets and restructuring and associated charges.

29 April 2021	10

Cloud and Network Services, Q1 2021 compared to Q1 2020

EUR million	Q1'21	Q1'20	YoY change		Constant currency YoY change
Reported results
Net sales	674	744	(9)%		(5)%
Gross margin %	32.8%	32.3%	50	bps
Operating profit/(loss)	(38)	(69)
Operating margin %	(5.6)%	(9.3)%	370	bps
Comparable results
Gross margin %	33.4%	34.3%	(90	)bps
Operating profit/(loss)	(20)	(39)
Operating margin %	(3.0)%	(5.2)%	220	bps

Addressable market development

The overall estimated Cloud and Network Services addressable market for 2020 was EUR 25 billion. As of the end of Q1 2021, the forecasted addressable market for 2021 was EUR 24 billion, which was at the same level as the previous estimate at the end of 2020, both calculated using the 2020 year-end EUR/USD rate of 1.23.

Net sales

Cloud and Network Services net sales decreased 9%. On a constant currency basis, Cloud and Network Services net sales decreased 5%. The net sales performance in Cloud and Network Services was in comparison to a particularly strong Q1 2020.

On a constant currency basis, the net sales decrease was primarily driven by Cloud and Cognitive Services, partially offset by Core Network Solutions. The decrease in Cloud and Cognitive Services was primarily driven by the continuation of exiting poorly performing projects.

Gross margin

Reported gross margin was 32.8%, compared to 32.3% in Q1 2020. Comparable gross margin was 33.4%, compared to 34.3% in Q1 2020. The decline in comparable gross margin was primarily driven by Cloud and Cognitive Services and Core Network Solutions.

Operating profit and margin

Reported operating loss was EUR 38 million, or negative 5.6% of net sales, compared to an operating loss of EUR 69 million, or negative 9.3% of net sales, in Q1

2020. Comparable operating loss was EUR 20 million, or negative 3.0% of net sales, compared to an operating loss of EUR 39 million, or negative 5.2% of net sales in Q1 2020. The improvement was primarily driven by lower SG&A expenses, a positive currency impact and a net positive fluctuation in other operating income and expenses, related to the reversal of loss allowances on certain trade receivables and a benefit from foreign exchange hedging.

In Q1 2021 and Q1 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges and the amortization of acquired intangible assets.

29 April 2021	11

Nokia Technologies, Q1 2021 compared to Q1 2020

EUR million	Q1'21	Q1'20	YoY change		Constant currency YoY change
Reported results
Net sales	365	347	5%		6%
Gross margin %	99.7%	99.4%	30	bps
Operating profit/(loss)	286	280	2%
Operating margin %	78.4%	80.7%	(230	)bps
Comparable results
Gross margin %	99.7%	99.4%	30	bps
Operating profit/(loss)	286	280	2%
Operating margin %	78.4%	80.7%	(230	)bps

Net sales

Nokia Technologies net sales increased 5%. On a constant currency basis, Nokia Technologies net sales increased 6%.

The increase in Nokia Technologies net sales was primarily due to higher patent licensing net sales related to two recently signed new patent license agreements and a renewed patent license agreement signed in Q4 2020. The two recently signed agreements, both of which generated net sales starting from Q1 2021, validate the strength of our multimedia and cellular patent portfolios. This was partially offset by lower brand licensing net sales.

Nokia Technologies annualized net sales run rate was in the range of approximately EUR 1.4 to 1.5 billion in Q1 2021.

Gross margin

Both reported and comparable gross margin were 99.7%, compared to 99.4% in Q1 2020.

Operating profit and margin

Both reported and comparable operating profit were EUR 286 million, or 78.4% of net sales, compared to EUR 280 million, or 80.7% of net sales, in Q1 2020. The improvement in both reported and comparable operating profit reflected higher net sales, partially offset by higher operating expenses. The lower operating margin was primarily due to a slight increase in R&D expenses, related to higher investments to drive creation of intellectual property, a slight increase in SG&A expenses, driven by higher licensing-related expenses and a net negative fluctuation in other operating income and expense.

29 April 2021	12

Group Common and Other, Q1 2021 compared to Q1 2020

EUR million	Q1'21	Q1'20	YoY change		Constant currency YoY change
Reported results
Net sales	57	68	(16)%		(9)%
Gross margin %	(1.8)%	(5.9)%	410	bps
Operating profit/(loss)	36	(118)
Operating margin %	63.2%	(173.5)%
Comparable results
Gross margin %	(3.5)%	(2.9)%	(60	)bps
Operating profit/(loss)	22	(108)
Operating margin %	38.6%	(158.8)%

Net sales

Group Common and Other net sales decreased 16%. On a constant currency basis, Group Common and Other net sales decreased 9%.

The decrease in Group Common and Other net sales was driven by Radio Frequency Systems.

Gross margin

Reported gross margin was negative 1.8%, compared to negative 5.9% in Q1 2020. Comparable gross margin was negative 3.5%, compared to negative 2.9% in Q1 2020.

Operating profit and margin

Reported operating profit was EUR 36 million, or 63.2% of net sales, compared to an operating loss of EUR 118 million, or negative 173.5% of net sales, in Q1 2020. Comparable operating profit was EUR 22 million, or 38.6% of net sales, compared to a loss of EUR 108 million, or negative 158.8% of net sales in Q1 2020. The improvement in comparable operating profit and operating margin was primarily driven by a net positive fluctuation in other operating income and expense, lower SG&A expenses and lower R&D expenses. The net positive fluctuation in other income and expense was primarily related to Nokia’s venture fund investments.

In Q1 2021 the difference between reported and comparable operating profit was primarily related to a gain from the sale of fixed assets. In Q1 2020 the difference between reported and comparable operating profit was primarily related to restructuring and associated charges.

29 April 2021	13

Additional information

Dividend policy

Target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year’s earnings as well as the company’s financial position and business outlook.

Cost savings program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

We expect these cost savings to result in approximately EUR 600-700 million of restructuring and associated charges by 2023.

We continue to expect approximately EUR 500 million of cash outflows related to our previous restructuring program, of which EUR 250 million are expected to be recorded in 2021 and EUR 250 million beyond 2021.

	Expected amounts for
In EUR million, rounded to the nearest EUR 50 million	2021	2022	2023	Beyond 2023	Total amount[1]
Recurring cost savings	250	250	100		600
- cost of sales	150	150	-		300
- operating expenses	100	100	100		300
Restructuring and associated charges related to our most recent cost savings program	~350	~150	~150		600-700
Restructuring and associated cash outflows[2]	~450	~300	~250	~150	1 100-1 200

1 Savings expected by end of 2023

2 Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by Business Group
In EUR million, rounded to the nearest EUR 50 million
Mobile Networks	300-350
Network Infrastructure	~100
Cloud and Network Services	200-250
Total restructuring and associated charges	600-700

29 April 2021	14

Significant events

January – March 2021 significant events

On March 16, 2021, Nokia announced plans to reset its cost base to invest in future capabilities. On a group level, this is expected to lower the company’s cost base by approximately EUR 600 million by the end of 2023. These savings will offset increased investments in R&D, future capabilities and costs related to salary inflation. Nokia expects approximately EUR 600-700 million of restructuring and associated charges by 2023. Planned restructuring is expected to result in an 80 000-85 000 employee organization, over an 18-24-month period, instead of the approximately 90 000 employees Nokia had at the time of the announcement.

On March 17, 2021, Nokia announced it had appointed Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership team effective from April 12, 2021. Nokia’s Chief Corporate Affairs Officer oversees Communications, Government Relations, Brand and Sustainability. Schoeb joins Nokia from Occidental, one of the world’s largest independent oil and gas companies, where she was Vice President, Corporate Affairs.

On March 18, 2021, Nokia held its Capital Markets Day and provided an overview of long-term market trends, how it is setting itself up for value creation, detailed plans for each of its business segments, its financial outlook and its updated dividend policy. For more details, refer to the stock exchange release by Nokia on March 18, 2021, and Nokia’s investor relations website at www.nokia.com/investors.

Significant events after March 31, 2021

On April 8, 2021, Nokia held its Annual General Meeting (“AGM”) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. Approximately 66 300 shareholders representing approximately 2 470 million shares and votes were represented at the meeting. The following resolutions were made:

▪	No dividend is paid for the financial year 2020.

▪	Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected as members of the Board of Directors for a term ending at the close of the next AGM. In an assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board, and Kari Stadigh as Vice Chair of the Board.

▪	Remuneration Report of the Company’s governing bodies was supported.

▪	Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2022.

▪	Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until October 7, 2022 and they terminated the corresponding authorizations granted by the Annual General Meeting on May 27, 2020.

29 April 2021	15

Shares

The total number of Nokia shares on 31 March 2021, equaled 5 675 461 159. On 31 March 2021 Nokia and its subsidiary companies owned 46 129 727 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and voting rights.

Risk Factors

Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to:

▪	Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G;

▪	Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

▪	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

▪	Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments;

▪	The scope and duration of the COVID-19 impact, particularly in certain countries, including India, where the pandemic has worsened, and the pace and shape of the economic recovery following the pandemic;

▪	Our ability to procure certain standard components, such as semiconductors;

▪	The timing of completions and acceptances of certain projects;

▪	Our product and regional mix;

▪	Macroeconomic, industry and competitive dynamics;

▪	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

▪	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

as well as the risk factors specified under Forward-looking Statements of this release, and our 2020 annual report on Form 20-F published on March 4, 2021 under Operating and financial review and prospects-Risk factors.

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational and operational structure and cash or cost savings arrangements; and (E) any statements preceded by or including "continue", “believe”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

Proposed organizational changes

Proposed organizational changes referenced in this release may be subject to consultation with employee representatives in certain jurisdictions and are not considered final until such processes are completed.

29 April 2021	16

Financial statement information

29 April 2021	17

Consolidated income statement (condensed)
	Reported		Comparable
EUR million	Q1'21	Q1'20	Q1'21	Q1'20
Net sales (Notes 2, 3)	5 076	4 913	5 076	4 914
Cost of sales[1]	(3 151)	(3 177)	(3 136)	(3 127)
Gross profit[1] (Note 2)	1 925	1 736	1 940	1 787
Research and development expenses[1]	(996)	(1 007)	(973)	(974)
Selling, general and administrative expenses[1]	(649)	(780)	(552)	(672)
Other operating income and expenses[1]	151	(25)	136	(25)
Operating profit/(loss) (Note 2)	431	(76)	551	116
Share of results of associated companies and joint ventures	(4)	(4)	(4)	(4)
Financial income and expenses	(56)	(50)	(52)	(66)
Profit/(loss) before tax	372	(130)	495	45
Income tax (expense)/benefit (Note 5)	(99)	30	(120)	(12)
Profit/(loss) from continuing operations	272	(100)	375	33
Loss from discontinued operations	(9)	(15)	0	0
Profit/(loss) for the period	263	(115)	375	33
Attributable to
Equity holders of the parent	261	(117)	373	32
Non-controlling interests	3	1	3	1

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic
Continuing operations	0.05	(0.02)	0.07	0.01
Profit/(loss) for the period	0.05	(0.02)	0.07	0.01
Diluted
Continuing operations	0.05	(0.02)	0.07	0.01
Profit/(loss) for the period	0.05	(0.02)	0.07	0.01

Average number of shares ('000 shares)
Basic
Continuing operations	5 624 071	5 608 137	5 624 071	5 608 137
Profit/(loss) for the period	5 624 071	5 608 137	5 624 071	5 608 137
Diluted
Continuing operations	5 649 354	5 608 137	5 649 354	5 627 501
Profit/(loss) for the period	5 649 354	5 608 137	5 649 354	5 627 501

1In the fourth quarter of 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported amounts for Q1’20 have been recast accordingly. Refer to Note 1, Basis of preparation.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

29 April 2021	18

Consolidated statement of comprehensive income (condensed)
	Reported
EUR million	Q1'21	Q1'20
Profit/(loss) for the period	263	(115)
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	713	522
Income tax related to items that will not be reclassified to profit or loss	(182)	(130)
Items that may be reclassified subsequently to profit or loss
Translation differences	545	390
Net investment hedges	(88)	(108)
Cash flow and other hedges	(22)	9
Financial assets at fair value through other comprehensive income	7	17
Other changes, net	0	(1)
Income tax related to items that may be reclassified subsequently to profit or loss	2	16
Other comprehensive income, net of tax	975	715
Total comprehensive income	1 238	600

Attributable to:
Equity holders of the parent	1 233	597
Non-controlling interests	5	3

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

29 April 2021	19

Consolidated statement of financial position (condensed)

EUR million	31 March 2021	31 March 2020	31 December 2020
ASSETS
Goodwill	5 236	5 815	5 074
Other intangible assets	1 893	2 376	1 953
Property, plant and equipment	1 794	1 825	1 783
Right-of-use assets	925	858	805
Investments in associated companies and joint ventures	235	162	233
Non-current financial investments (Note 6)	829	726	745
Deferred tax assets (Note 5)	1 622	5 107	1 822
Other non-current financial assets (Note 6)	340	450	306
Defined benefit pension assets (Note 4)	5 624	5 412	5 038
Other non-current assets	224	283	217
Non-current assets	18 722	23 014	17 976
Inventories	2 266	2 832	2 242
Trade receivables (Note 6)	4 528	4 835	5 503
Contract assets	1 150	1 324	1 080
Prepaid expenses and accrued income	854	883	850
Current income tax assets	304	270	265
Other current financial assets (Note 6)	188	279	214
Current financial investments (Note 6)	1 527	156	1 121
Cash and cash equivalents (Note 6)	7 315	6 159	6 940
Current assets	18 132	16 739	18 215
Assets held for sale	0	1	0
Total assets	36 853	39 754	36 191

SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	389	411	443
Treasury shares	(352)	(352)	(352)
Translation differences	(839)	(70)	(1 295)
Fair value and other reserves	2 427	1 795	1 910
Reserve for invested unrestricted equity	15 698	15 627	15 656
Accumulated deficit	(3 884)	(1 732)	(4 143)
Total capital and reserves attributable to equity holders of the parent	13 685	15 924	12 465
Non-controlling interests	85	79	80
Total equity	13 771	16 004	12 545
Long-term interest-bearing liabilities (Notes 6, 8)	5 039	4 157	5 015
Long-term lease liabilities	828	724	721
Deferred tax liabilities	280	325	260
Defined benefit pension and post-employment liabilities (Note 4)	3 798	4 372	4 046
Contract liabilities	607	848	566
Deferred revenue and other long-term liabilities	509	662	541
Provisions (Note 7)	696	479	736
Non-current liabilities	11 757	11 566	11 885
Short-term interest-bearing liabilities (Notes 6, 8)	114	838	561
Short-term lease liabilities	212	238	189
Other financial liabilities (Note 6)	770	829	738
Current income tax liabilities	168	186	188
Trade payables (Note 6)	3 108	3 175	3 174
Contract liabilities	2 539	2 903	2 394
Accrued expenses, deferred revenue and other liabilities	3 614	3 304	3 721
Provisions (Note 7)	801	711	796
Current liabilities	11 326	12 185	11 761
Total shareholders' equity and liabilities	36 853	39 754	36 191

Shareholders' equity per share, EUR	2.43	2.84	2.22
Number of shares (1 000 shares, excluding treasury shares)	5 629 331	5 610 426	5 617 496

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

29 April 2021	20

Consolidated statement of cash flows (condensed)
EUR million	Q1'21	Q1'20
Cash flow from operating activities
Profit/(loss) for the period	263	(115)
Adjustments	368	422
Depreciation and amortization	271	285
Restructuring charges	28	79
Financial income and expenses	56	55
Income tax expense	99	(30)
(Profit)/loss from non-current investments	(94)	7
Other	8	26
Cash from operations before changes in net working capital	631	307
Change in net working capital	800	(189)
Decrease in receivables	1 091	422
Decrease in inventories	22	101
Decrease in non-interest-bearing liabilities	(313)	(712)
Cash from operations	1 431	118
Interest received	16	8
Interest paid	(63)	88
Income taxes paid, net	(80)	(80)
Net cash from operating activities	1 304	134
Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(159)	(154)
Proceeds from sale of property, plant and equipment and intangible assets	32	1
Acquisition of businesses, net of cash acquired	0	(104)
Proceeds from disposal of businesses, net of disposed cash	0	7
Purchase of current financial investments	(454)	(91)
Proceeds from maturities and sale of current financial investments	60	33
Purchase of non-current financial investments	(26)	(10)
Proceeds from sale of non-current financial investments	49	23
Foreign exchange hedging of cash and cash equivalents[1]	(7)	19
Other	1	9
Net cash used in investing activities	(504)	(267)
Cash flow from financing activities
Proceeds from long-term borrowings	12	500
Repayment of long-term borrowings	(381)	(39)
(Repayment of)/proceeds from short-term borrowings	(68)	14
Payment of principal portion of lease liabilities	(51)	(67)
Dividends paid	0	(15)
Net cash (used in)/from financing activities	(488)	393
Translation differences[1]	63	(11)
Net increase in cash and cash equivalents	375	249
Cash and cash equivalents at beginning of period	6 940	5 910
Cash and cash equivalents at end of period	7 315	6 159

1In 2021, Nokia changed the presentation of the cash flows relating to foreign exchange hedging of cash and cash equivalents from translation differences to cash flow from investing activities. The comparative amounts for 2020 have been reclassified accordingly. Refer to Note 1, Basis of preparation.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

29 April 2021	21

Consolidated statement of changes in shareholders' equity (condensed)
EUR million	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non-controlling interests	Total equity
1 January 2020	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401
Loss for the period	0	0	0	0	0	0	(117)	(117)	1	(115)
Other comprehensive income	0	0	0	302	413	0	(2)	713	1	715
Total comprehensive income	0	0	0	302	413	0	(118)	597	3	600
Share-based payments	0	14	0	0	0	0	0	14	0	14
Excess tax benefit on share-based payments	0	1	0	0	0	0	0	1	0	1
Settlement of share-based payments	0	(31)	0	0	0	20	0	(12)	0	(12)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(16)	0	0	0	20	(1)	3	0	3
31 March 2020	246	411	(352)	(70)	1 795	15 627	(1 732)	15 924	79	16 004

1 January 2021	246	443	(352)	(1 295)	1 910	15 656	(4 143)	12 465	80	12 545
Profit for the period	0	0	0	0	0	0	261	261	2	263
Other comprehensive income	0	0	0	456	516	0	0	972	3	975
Total comprehensive income	0	0	0	456	516	0	260	1 233	5	1 238
Share-based payments	0	11	0	0	0	0	0	11	0	11
Settlement of share-based payments	0	(65)	0	0	0	42	0	(24)	0	(24)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(54)	0	0	0	42	(1)	(13)	0	(13)
31 March 2021	246	389	(352)	(839)	2 427	15 698	(3 884)	13 685	85	13 771

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

29 April 2021	22

Notes to Financial statements
1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2020 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2020. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by management on 29 April 2021.

Net sales and operating profit of the Nokia Group, particularly in Mobile Networks, Network Infrastructure and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communication service providers.

Management has identified its regions as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those regions. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions. Each reportable segment, as described in Note 2, Segment Information, operates in every region as described in Note 3, Net Sales. No reportable segment has a specific revenue concentration in any region other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in Note 3, Net Sales, operates in all regions.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense.

In the fourth quarter of 2020, Nokia reviewed the presentation of income and expenses related to its restructuring plans, pension plan curtailments and amendments as well as certain asset impairments. As a result, Nokia reclassified the restructuring and associated charges, pension curtailment and plan amendment income and expenses as well as certain impairment charges that were previously presented in other operating income and expenses to the functional line items to enhance the relevance of information provided in Nokia’s consolidated income statement. The comparative amounts for Q1 2020 have been reclassified accordingly. Related to Q1 2020, as a result of reclassification, Nokia’s cost of sales increased by EUR 42 million, R&D expenses increased by EUR 20 million, SG&A expenses increased by EUR 18 million and other operating expenses decreased by EUR 81 million compared to the previously reported amounts.

In the first quarter of 2021, Nokia reviewed the presentation of cash flows related to foreign exchange hedging of cash and cash equivalents. As a result, Nokia reclassified the results of foreign exchange hedging of cash and cash flows previously presented in translation differences to the cash flow from investing activities to enhance the relevance of information provided in Nokia’s consolidated statement of cash flows. The comparative amounts for 2020 have been reclassified accordingly. Related to Q1 2020, as a result of the reclassification, the net cash used in investing activities decreased by EUR 19 million and translation differences decreased by EUR 19 million compared to the previously reported amounts.

In 2020, the global economy and financial markets were severely affected by the COVID-19 pandemic. To date, the impact of COVID-19 on our financial performance and financial position has been limited, primarily relating to temporary factory closures in the first half of 2020. As of 31 March 2021, potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact as well as the pace and shape of the economic recovery, and it is impossible to predict with accuracy the precise impact of such risks on our business.

29 April 2021	23

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable (until the fourth quarter of 2020 non-IFRS) and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Refer to Note 10, Performance measures, for further details.

Foreign exchange rates

Nokia’s net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q1'21		Q1'20		Q4'20
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~20%	~25%	~20%	~25%
USD	~50%	~45%	~50%	~45%	~55%	~50%
CNY	~5%	~10%	~5%	~10%	~5%	~5%
Other	~20%	~20%	~25%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q1'21 balance sheet rate 1 EUR = 1.17 USD, end of Q1'20 balance sheet rate 1 EUR = 1.08 USD and end of Q4'20 balance sheet rate 1 EUR = 1.23 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on 1 January 2021, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

29 April 2021	24

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks.

Nokia adopted its current operational and reporting structure on 1 January 2021. The reporting structure was revised to reflect Nokia’s new strategy and operational model which is aligned with the way the management evaluates the operational performance of Nokia and allocates resources. Previously Nokia had three reportable segments: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Furthermore, Networks reportable segment consisted of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The most significant changes to the operational and reporting structure are the reclassifications of the following product areas:

• Network management was reclassified from Nokia Software to Mobile Networks
• Submarine Networks was reclassified from Group Common and Other to Network Infrastructure
• Packet Core was reclassified from IP/Optical Networks to Cloud and Network Services
• Managed Services, Network Cognitive Services and Enterprise Solution Services were reclassified from Global Services to Cloud and Network Services
• Digital Automation and Analytics & IoT was reclassified from Group Common and Other to Cloud and Network Services

Segment information for 2020 has been recast for comparability purposes according to the new operating and reporting structure.

The President and CEO is the chief operating decision-maker and monitors the operating results of segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is primarily based on comparable operating profit which the management believes is the most relevant measure for this purpose. Comparable operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies in the consolidated financial statements for 2020, except that items affecting comparability are excluded from the measurement of comparable measures. For more information on comparable measures, refer to Notes 1, Basis of preparation and 10, Performance Measures. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Mobile Networks

The Mobile Networks operating segment offers technologies for Radio Access Networks (RAN) as well as Microwave Radio Links (MWR) for transport networks. RAN includes 3GPP radio technologies ranging from 2G/GSM to 5G/NR in licensed and unlicensed spectrum for both macro and small cell deployments. In addition to RAN and MWR products, the Mobile Networks operating segment provides associated network management solutions as well as network planning, network optimization, network deployment and technical support services.

Network Infrastructure

The Network Infrastructure operating segment serves communication service providers, enterprises, webscales and public sector customers. It comprises the following businesses: (i) Optical Networks, which provides optical transport networks for metro, regional, longhaul and ultra-longhaul applications; (ii) IP Networks, which provides IP networks and services for residential, mobile, enterprise and cloud applications; (iii) Fixed Networks, which provides fiber, fixed wireless access, and copper technologies; and (iv) Submarine Networks, which offers undersea cable transmission.

Cloud and Network Services

The Cloud and Network Services operating segment is built around software and the cloud and is focused on driving leadership in cloud-native software and as-a-service deliver models, as demand for critical networks accelerates; and with strong market positions in communications software, private wireless networks, and cognitive (or intelligent) services. The Cloud and Network Services portfolio encompasses core network solutions, including both voice and packet core; business applications covering areas like security and digital operations; cloud and cognitive services; and enterprise solutions covering private wireless and industrial automation.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding the Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the patent portfolio is recorded in Nokia Technologies, while each segment separately records its own research and development expenses.

Group Common and Other

Group Common and Other includes Radio Frequency Systems which is managed as a separate entity. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, certain corporate-level and centrally managed operating expenses, as well as fair value gains and losses on investments in unlisted venture funds, including investments managed by NGP Capital.

29 April 2021	25

Mobile Networks
	Q1'21			Q1'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	2 262	0	2 262	2 345	0	2 345
Gross profit	752	(9)	743	729	(24)	706
Gross margin %	33.2%		32.8%	31.1%		30.1%
Operating profit/(loss)	76	(33)	43	15	(59)	(44)
Operating margin %	3.4%		1.9%	0.6%		(1.9)%
Other segment items
Depreciation and amortization	(83)	(16)	(99)	(87)	(17)	(104)
Share of results of associated companies and joint ventures	(4)	0	(4)	(4)	0	(4)
EBITDA	155	(17)	138	98	(42)	56

Network Infrastructure

	Q1'21			Q1'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales(1)	1 727	0	1 727	1 419	0	1 419
Gross profit	602	(3)	599	461	(11)	449
Gross margin %	34.9%		34.7%	32.5%		31.6%
Operating profit/(loss)	187	(82)	105	(31)	(94)	(125)
Operating margin %	10.8%		6.1%	(2.2)%		(8.8)%
Other segment items
Depreciation and amortization	(48)	(73)	(121)	(50)	(76)	(126)
Share of results of associated companies and joint ventures	0	0	0	0	0	0
EBITDA	235	(9)	226	19	(18)	1

¹In Q1´21, IP Networks net sales of EUR 625 million, Optical Networks net sales of EUR 400 million, Fixed Networks net sales of EUR 491 million and Submarine Networks net sales of EUR 211 million.

29 April 2021	26

Cloud and Network Services

	Q1'21			Q1'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	674	0	674	744	0	744
Gross profit	225	(4)	221	255	(15)	240
Gross margin %	33.4%		32.8%	34.3%		32.3%
Operating loss	(20)	(18)	(38)	(39)	(30)	(69)
Operating margin %	(3.0)%		(5.6)%	(5.2)%		(9.3)%
Other segment items
Depreciation and amortization	(24)	(8)	(32)	(30)	(8)	(38)
Share of results of associated companies and joint ventures	1	0	1	1	0	1
EBITDA	5	(10)	(5)	(8)	(22)	(30)

Nokia Technologies

	Q1'21			Q1'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	365	0	365	347	0	347
Gross profit	364	0	364	345	0	345
Gross margin %	99.7%		99.7%	99.4%		99.4%
Operating profit	286	0	286	280	0	280
Operating margin %	78.4%		78.4%	80.7%		80.7%
Other segment items
Depreciation and amortization	(8)	0	(8)	(10)	0	(10)
Share of results of associated companies and joint ventures	0	0	0	0	0	0
EBITDA	294	0	294	290	0	290

29 April 2021	27

Group Common and Other

	Q1'21			Q1'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	57	0	57	68	0	68
Gross profit	(2)	1	(1)	(2)	(1)	(4)
Gross margin %	(3.5)%		(1.8)%	(2.9)%		(5.9)%
Operating profit/(loss)	22	14	36	(108)	(10)	(118)
Operating margin %	38.6%		63.2%	(158.8)%		(173.5)%
Other segment items
Depreciation and amortization	(10)	0	(11)	(6)	0	(7)
Share of results of associated companies and joint ventures	0	0	0	(1)	0	(1)
EBITDA	32	14	47	(103)	(10)	(112)

Nokia Group
	Q1'21			Q1'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	5 076	0	5 076	4 914	(1)	4 913
Gross profit	1 940	(15)	1 925	1 787	(51)	1 736
Gross margin %	38.2%		37.9%	36.4%		35.3%
Operating profit/(loss)	551	(120)	431	116	(192)	(76)
Operating margin %	10.9%		8.5%	2.4%		(1.5)%
Other segment items
Depreciation and amortization	(174)	(97)	(271)	(183)	(101)	(285)
Share of results of associated companies and joint ventures	(4)	0	(4)	(4)	0	(4)
EBITDA	722	(23)	699	295	(91)	205

29 April 2021	28

Reconciliation of the segments to the Group

	Q1'21			Q1'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales
Mobile Networks	2 262	0	2 262	2 345	0	2 345
Network Infrastructure	1 727	0	1 727	1 419	0	1 419
Cloud and Network Services	674	0	674	744	0	744
Nokia Technologies	365	0	365	347	0	347
Group Common and Other	57	0	57	68	0	68
Segment total	5 085	0	5 085	4 923	0	4 923
Eliminations	(10)	0	(10)	(9)	0	(9)
Nokia Group	5 076	0	5 076	4 914	(1)	4 913

Gross profit
Mobile Networks	752	(9)	743	729	(24)	706
Network Infrastructure	602	(3)	599	461	(11)	449
Cloud and Network Services	225	(4)	221	255	(15)	240
Nokia Technologies	364	0	364	345	0	345
Group Common and Other	(2)	1	(1)	(2)	(1)	(4)
Segment total	1 940	(15)	1 925	1 787	(51)	1 736
Nokia Group	1 940	(15)	1 925	1 787	(51)	1 736

Operating profit/(loss)
Mobile Networks	76	(33)	43	15	(59)	(44)
Network Infrastructure	187	(82)	105	(31)	(94)	(125)
Cloud and Network Services	(20)	(18)	(38)	(39)	(30)	(69)
Nokia Technologies	286	0	286	280	0	280
Group Common and Other	22	14	36	(108)	(10)	(118)
Segment total	551	(120)	431	116	(192)	(76)
Nokia Group	551	(120)	431	116	(192)	(76)

29 April 2021	29

3. NET SALES

Net sales by region
EUR million	Q1'21	Q1'20¹	YoY change
Asia Pacific	581	700	(17)%
Europe	1 474	1 434	3%
Greater China	402	333	21%
India	248	212	17%
Latin America	293	281	4%
Middle East & Africa	415	482	(14)%
North America	1 664	1 471	13%
Total	5 076	4 913	3%

1In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q1’20 have been recast accordingly.

Net sales by customer type
EUR million	Q1'21	Q1'20	YoY change
Communication service providers	4 098	4 066	1%
Enterprise	354	311	14%
Licensees	365	347	5%
Other[1]	259	189	37%
Total	5 076	4 913	3%

1Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

29 April 2021	30

4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. 95% of Nokia’s defined benefit obligation and 98% of plan assets fair values were remeasured as of 31 March 2021. Nokia's pension and post-retirement plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the US have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. As of 31 March 2021, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of 31 December 2020): U.S. Pension 2.64% (1.94%), U.S. Opeb 2.67% (1.97%), Germany 0.70% (0.35%) and U.K. 1.96% (1.26%).

The funded status of Nokia’s defined benefit plans (before the effect of the asset ceiling) increased from EUR 2 187 million, or 109.3%, as of 31 December 2020 to EUR 3 194 million, or 114.1% as of 31 March 2021. During the quarter the global defined benefit plan asset portfolio was invested approximately 73% in fixed income, 5% in equities and 22% in other asset classes, mainly private equity and real estate. Market conditions for financial assets have continued to stabilize after COVID-19 related stress in 2020. Should there be another increase in financial market volatility, fair values of pension assets may fluctuate in future quarters.

Change in pension and post-employment net asset/(liability)

	31 March 2021			31 March 2020			31 December 2020
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized 1 January	2 572	(1 580)	992	2 348	(1 861)	487	2 348	(1 861)	487
Recognized in income statement	(39)	(7)	(46)	(45)	(13)	(58)	(196)	43	(153)
Recognized in other comprehensive income	553	160	713	557	(35)	522	707	(83)	624
Contributions and benefits paid	55	(7)	48	50	(6)	44	186	6	192
Exchange differences and other movements[2]	191	(72)	119	126	(81)	45	(473)	315	(158)
Net asset/(liability) recognized at the end of the period	3 332	(1 506)	1 826	3 036	(1 996)	1 040	2 572	(1 580)	992

1Includes pensions, retirement indemnities and other post-employment plans.

2Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	31 March 2021	31 December 2020	30 September 2020	30 June 2020	31 March 2020
Defined benefit obligation[1]	(22 630)	(23 501)	(24 554)	(25 615)	(25 036)
Fair value of plan assets[1]	25 824	25 688	26 302	27 058	27 118
Funded status	3 194	2 187	1 748	1 443	2 082
Effects of asset ceiling	(1 368)	(1 195)	(1 191)	(1 045)	(1 042)
Net asset recognized at the end of the period	1 826	992	557	398	1 040

1The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for each quarter in 2020 to reflect the timing of US benefit payments.

5. DEFERRED TAXES

At 31 March 2021, Nokia has recognized deferred tax assets of EUR 1.6 billion (EUR 1.8 billion at 31 December 2020), significant portion of which relate to unused tax losses, unused tax credits and deductible temporary differences in the United States (EUR 0.6 billion).

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both favorable and unfavorable factors in its assessment. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions.

Nokia has an established pattern of sufficient profitability to conclude that it is probable that it will be able to utilize the deferred tax assets in the United States.

At 31 March 2021, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 8 billion at 31 December 2020), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities.

29 April 2021	31

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to Note 2, Significant accounting policies and Note 24, Fair value of financial instruments, in the consolidated financial statements for 2020. Items carried at fair value in the following table are measured at fair value on a recurring basis.

EUR million	Carrying amounts
		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
31 March 2021	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	63	0	766	0	0	0	829	829
Other non-current financial assets	117	0	101	5	0	117	0	340	340
Other current financial assets including derivatives	23	0	141	9	0	15	0	188	188
Trade receivables	0	0	0	0	0	4 528	0	4 528	4 528
Current financial investments	159	0	1 115	0	0	253	0	1 527	1 527
Cash and cash equivalents	4 648	0	2 667	0	0	0	0	7 315	7 315
Total financial assets	4 947	63	4 024	780	0	4 913	0	14 727	14 727
Long-term interest-bearing liabilities	5 039	0	0	0	0	0	0	5 039	5 173
Other long-term financial liabilities	0	0	0	27	0	0	0	27	27
Short-term interest-bearing liabilities	114	0	0	0	0	0	0	114	114
Other short-term financial liabilities including derivatives	0	0	328	442	0	0	0	770	770
Trade payables	3 108	0	0	0	0	0	0	3 108	3 108
Total financial liabilities	8 261	0	328	469	0	0	0	9 058	9 192

EUR million	Carrying amounts
		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
31 March 2021	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	31	0	714	0	0	0	745	745
Other non-current financial assets	115	0	99	5	0	87	0	306	306
Other current financial assets including derivatives	22	0	169	8	0	15	0	214	214
Trade receivables	0	0	0	0	0	5 503	0	5 503	5 503
Current financial investments	134	0	882	0	0	105	0	1 121	1 121
Cash and cash equivalents	4 333	0	2 607	0	0	0	0	6 940	6 940
Total financial assets	4 604	31	3 757	727	0	5 710	0	14 829	14 829
Long-term interest-bearing liabilities	5 015	0	0	0	0	0	0	5 015	5 140
Other long-term financial liabilities	0	0	0	19	0	0	0	19	19
Short-term interest-bearing liabilities	561	0	0	0	0	0	0	561	561
Other short-term financial liabilities including derivatives	0	0	318	420	0	0	0	738	738
Trade payables	3 174	0	0	0	0	0	0	3 174	3 174
Total financial liabilities	8 750	0	318	439	0	0	0	9 507	9 632

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance as of 31 December 2020	727	(439)
Net gains in income statement	69	(31)
Additions	24	0
Deductions	(41)	1
Transfers out of level 3	(2)	0
Other movements	3	0
Balance as of 31 March 2021	780	(469)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 39 million (net gain of EUR 102 million in 2020) related to level 3 financial instruments held at 31 March 2021, was included in the profit and loss during 2021.

29 April 2021	32

7. PROVISIONS

EUR million	Restructuring	Warranty	Litigation	Environmental	Project losses	Divestment- related	Material liability	Other[1]	Total
As of 1 January 2021	441	220	73	113	276	49	130	230	1 532
Translation differences	1	1	1	4	0	0	0	4	11
Reclassification	(6)	0	(2)	0	0	(12)	0	18	(2)
Charged to income statement
Additions	31	44	11	5	0	12	3	26	132
Reversals	(3)	(6)	(1)	0	(1)	(3)	(15)	(7)	(36)
Total charged to income statement	28	38	10	5	(1)	9	(12)	19	96
Utilized during period[2]	(69)	(44)	(2)	(2)	(6)	0	(8)	(9)	(140)
As of 31 March 2021	395	215	79	119	270	45	110	264	1 497
Non-current	225	20	14	104	148	43	24	118	696
Current	170	195	65	16	122	3	84	145	801

1Other provisions include provisions for various obligations such as indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

2The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 52 million remained in accrued expenses as of 31 March 2021.

29 April 2021	33

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	31 March 2021	31 March 2020	31 December 2020
Nokia Corporation	1.00% Senior Notes[1,2]	EUR	350	March 2021	0	499	350
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	434	475	417
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	761	765	762
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[3]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes[1]	EUR	500	May 2025	497	0	497
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	762	764	762
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	454	509	448
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	63	69	61
Nokia Corporation	3.125% Senior Notes[1]	EUR	500	May 2028	497	0	497
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	177	193	169
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	533	620	541
Nokia Corporation and various subsidiaries	Other liabilities				225	351	322
Total					5 153	4 995	5 576

[1]Nokia issued EUR 500 million 2.375% Senior Notes due 2025 and EUR 500 million 3.125% Senior Notes due 2028 under its EUR 5 billion Euro Medium Term Note Programme in May 2020. The proceeds of the new notes were partially used to redeem EUR 150 million of the 1.00% Senior Notes due 2021.
[2]Nokia redeemed EUR 350 million of the 1.00% Senior Notes due March 2021 in February 2021.
[3]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs

				Utilized (million)
Financing arrangement	Committed / uncommitted	Currency	Nominal (million)	31 March 2021	31 March 2020	31 December 2020
Revolving Credit Facility[1]	Committed	EUR	1 500	0	0	0
Finnish Commercial Paper Programme	Uncommitted	EUR	750	0	20	0
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	0	0	0
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5 000	2 500	2 000	2 850

[1]Nokia exercised its option to extend the maturity date of the Revolving Credit Facility in June 2020. Subsequent to the extension, the facility has its maturity in June 2025 with a one-year extension option remaining, except for EUR 88 million having its maturity in June 2024.
[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.
All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

29 April 2021	34

9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	31 March 2021	31 March 2020	31 December 2020
Contingent liabilities on behalf of Group companies
Guarantees issued by financial institutions
Commercial guarantees	1 158	1 306	1 107
Non-commercial guarantees	422	446	450
Corporate guarantees
Commercial guarantees	479	926	453
Non-commercial guarantees	54	58	53
Financing commitments
Customer finance commitments	20	264	180
Venture fund commitments	172	243	189
Other contingent liabilities and financing commitments[1]
Other guarantees and financing commitments	11	14	11

1Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. Refer to Note 30, Commitments, contingencies and legal proceedings, in the consolidated financial statements for 2020.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Intellectual property rights litigation

In 2019 and 2020, Nokia filed patent infringement lawsuits against Lenovo in four countries, including United States, regarding 19 Nokia patents used in Lenovo’s products. Lenovo responded with counterclaims and nullity proceedings, and in 2020, Lenovo filed an action in the United States against Nokia alleging breach of RAND obligations and other claims. In the first quarter of 2021, Nokia concluded a multi-year, multi-technology patent cross-license agreement with Lenovo. The agreement resolves all pending patent litigation and other proceedings between the two parties, in all jurisdictions. Under the agreement, Lenovo will make a net balancing payment to Nokia.

29 April 2021	35

10. PERFORMANCE MEASURES

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The following tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters’ ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x comparable income tax expense / comparable profit before tax)	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and current financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and current financial investments ("Total cash")	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments ("Net cash")	Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and current financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and current financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia's operating performance.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

29 April 2021	36

Comparable to reported reconciliation

Q1'21
EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Comparable	5 076	(3 136)	(973)	(552)	136	551	(52)	(120)	375
Amortization of acquired intangible assets			(14)	(83)		(97)		21	(76)
Restructuring and associated charges		(13)	(9)	(14)		(36)			(36)
Gain on sale of fixed assets					15	15			15
Impairment of assets, net of impairment reversals		(1)	(1)			(2)			(2)
Costs associated with contract exit		(1)				(1)			(1)
Change in financial liability to acquire NSB non-controlling interest						0	(3)		(3)
Items affecting comparability		(15)	(23)	(97)	15	(120)	(3)	21	(103)
Reported	5 076	(3 151)	(996)	(649)	151	431	(56)	(99)	272

Q1'20
EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Comparable	4 914	(3 127)	(974)	(672)	(25)	116	(66)	(12)	33
Amortization of acquired intangible assets			(12)	(89)		(101)		24	(77)
Restructuring and associated charges		(50)	(19)	(18)		(87)		17	(70)
Impairment of assets, net of impairment reversals		(1)	(1)			(1)			(1)
Transaction and related costs, including integration costs				(1)		(1)			(1)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(1)					(1)			0
Change in financial liability to acquire NSB non-controlling interest						0	16		16
Items affecting comparability	(1)	(50)	(32)	(108)	0	(192)	16	42	(133)
Reported	4 913	(3 177)	(1 007)	(780)	(25)	(76)	(50)	30	(100)

Net cash and current financial investments
EUR million	31 March 2021	31 December 2020	30 September 2020	30 June 2020	31 March 2020
Current financial investments	1 527	1 121	796	399	156
Cash and cash equivalents	7 315	6 940	6 836	7 088	6 159
Total cash and current financial investments	8 842	8 061	7 632	7 487	6 315

Long-term interest-bearing liabilities[1]	5 039	5 015	5 099	5 181	4 157
Short-term interest-bearing liabilities[1]	114	561	664	756	838
Total interest-bearing liabilities	5 153	5 576	5 763	5 937	4 995
Net cash and current financial investments	3 689	2 485	1 869	1 550	1 320

1Lease liabilities are not included in interest-bearing liabilities.

Free cash flow
EUR million	Q1'21	Q1'20
Net cash from operating activities	1 304	134
Purchase of property, plant and equipment and intangible assets	(159)	(154)
Proceeds from sale of property, plant and equipment and intangible assets	32	1
Purchase of non-current financial investments	(26)	(10)
Proceeds from sale of non-current financial investments	49	23
Free cash flow	1 200	(6)

29 April 2021	37

Comparable return on invested capital (ROIC)

Q1'21
EUR million	Rolling four quarter	Q1'21	Q4'20	Q3'20	Q2'20
Comparable operating profit	2 517	551	1 056	486	423
Comparable profit before tax	2 368	495	1 063	407	403
Comparable income tax expense	(589)	(120)	(279)	(103)	(87)
Comparable operating profit after tax	1 891	417	779	363	332

EUR million	Average	31 March 2021	31 December 2020	30 September 2020	30 June 2020	31 March 2020
Total equity	14 572	13 771	12 545	15 220	15 319	16 004
Total interest-bearing liabilities	5 485	5 153	5 576	5 763	5 937	4 995
Total cash and current financial investments	7 667	8 842	8 061	7 632	7 487	6 315
Invested capital	12 389	10 082	10 060	13 351	13 769	14 684
Comparable ROIC	15.3%

Q4'20
EUR million	Rolling four quarter	Q4'20	Q3'20	Q2'20	Q1'20
Comparable operating profit	2 081	1 056	486	423	116
Comparable profit before tax	1 918	1 063	407	403	45
Comparable income tax expense	(481)	(279)	(103)	(87)	(12)
Comparable operating profit after tax	1 559	779	363	332	85

EUR million	Average	31 December 2020	30 September 2020	30 June 2020	31 March 2020	31 December 2019
Total equity	14 898	12 545	15 220	15 319	16 004	15 401
Total interest-bearing liabilities	5 310	5 576	5 763	5 937	4 995	4 277
Total cash and current financial investments	7 100	8 061	7 632	7 487	6 315	6 007
Invested capital	13 108	10 060	13 351	13 769	14 684	13 671

Comparable ROIC	11.9%

Q1'20
EUR million	Rolling four quarter	Q1'20	Q4'19	Q3´19	Q2´19
Comparable operating profit	2 178	116	1 134	478	451
Comparable profit before tax	1 880	45	1 108	368	359
Comparable income tax expense	(502)	(12)	(288)	(101)	(101)
Comparable operating profit after tax	1 596	85	839	347	324

EUR million	Average	31 March 2020	31 December 2019	30 September 2019	30 June 2019	31 March 2019
Total equity	15 048	16 004	15 401	14 425	14 386	15 023
Total interest-bearing liabilities	4 488	4 995	4 277	4 480	4 286	4 403
Total cash and current financial investments	5 666	6 315	6 007	4 824	4 788	6 394
Invested capital	13 870	14 684	13 671	14 081	13 884	13 032

Comparable ROIC	11.5%

29 April 2021	38

This financial report was authorized for issue by management on 29 April 2021.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•	Nokia plans to publish its second quarter and half year 2021 results on 29 July 2021.

•	Nokia plans to publish its third quarter and January-September 2021 results on 28 October 2021.

29 April 2021	39

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021 Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate